UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of November 2010
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated November 15, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  November 15, 2010

Exhibit No.	Description

99.1	Press release, dated November 15, 2010

Exhibit 99.1

Jinpan International Reports Third Quarter 2010
Financial Results

Carlstadt, N.J., November 15, 2010 - Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced unaudited consolidated financial results for the third quarter ended September 30,  2010.

Net sales for the third quarter were $44.6 million, a 1.5% increase from $43.9 million in the same period last year.  The increase in sales was the result of higher transformer sales in the Company’s domestic business. In the third quarter, domestic sales accounted for $42.2 million, or 94.6% of net sales, compared to $35.8 million, or 81.5% of net sales in the same period last year. Net sales outside of China were $2.4 million, or 5.4% of net sales, compared to $8.1 million, or 18.5% of net sales in the same period last year.

Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $39.9 million, or 89.4% of net sales in the third quarter, while wind energy products represented $4.7 million, or 10.6% of net sales in the third quarter.

Gross profit in the third quarter decreased 16.6% to $16.0 million from $19.2 million, and the gross profit margin was 35.9%, compared to 43.7% in the prior year.  Gross margin was impacted by decreased sales of wind power transformer products and a competitive pricing environment for transformers due to lower silicon steel prices.

Selling, general and administrative expenses in the third quarter were $11.6 million, or 26.0% of net sales, compared to $9.4 million, or 21.4% of net sales in the same period last year. These expenses increased as a result of higher commission fees paid to third party sales agents, increased R&D expense related to new product development, and higher overhead costs related to the Company’s Shanghai facility which was not operational in the prior year period.

Operating income decreased 55.1% to $4.4 million, or 9.9% of net sales, from $9.8 million, or 22.3% of net sales in the same period last year.

Net income for the third quarter decreased 53.5 % to $4.3 million, or $0.27 per diluted share, from $9.4 million, or $0.57 per diluted share, in the same period last year.

As of October 31, 2010, the Company had a backlog of approximately $62.0 million, which was higher than the $58.5 million at June 30, 2010.  Backlog related to international and wind-related orders increased to their highest levels since the third quarter of 2009.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "Our third quarter financial results were a continuation of the trends from last quarter.  The average price of our transformers decreased due to lower silicon steel prices.   We do not expect silicon steel pricing to rebound for the next several quarters.  However, we continue to see improvements in order flow.   The volume of transformers shipped in the third quarter increased over the same period last year.  Recently, we also received a $5 million wind related order from a major OEM customer for delivery in 2011.

As we look ahead to next year, we believe that 2011 will be a much better year for our business.  On the domestic side, we have been working on several R&D projects, which we expect will benefit our future performance beginning next year.  We continue to make progress on the diversification of our global OEM customer base. We expect to be qualified by a fourth major OEM customer in the first quarter of 2011.  We also expect improved overall sales of wind transformer products, particularly in the U.S. market, beginning next year.  We look forward to capitalizing on new market opportunities and believe that we are well positioned for growth as the economic environment improves.”

Balance Sheet
As of September 30, 2010, the Company had $19.5 million in cash and cash equivalents, compared to $25.7 million at December 31, 2009. The Company’s accounts receivable on September 30, 2010 totaled $77.3 million, compared to $64.2 million on December 31, 2009. Notes payable as of September 30, 2010 decreased to $3.2 million compared to $5.0 million on December 31, 2009.

Financial Outlook
For the fourth quarter of 2010, the Company currently anticipates net sales in the range of $40-$42 million, net income of approximately $4.6-$5.3 million and diluted EPS of $0.28 to $0.32.  For the full year 2010, the Company currently anticipates a net sales in the range of $141-$143 million, gross profit of 36%-38%, net income of approximately $12.1-$12.8 million and diluted EPS of $0.74 to $0.78.

The Company expects full year sales volume to increase approximately 10% while average pricing is expected to decline approximately 20% compared to 2009.

Conference Call Information
Jinpan’s management will host an earnings conference call on November 15, 2010 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-719-325-2140.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through November 29, 2010.  Listeners may access the replay by dialing #1-858-384-5517, access code: 5941486.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2009 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd. Mark Du Chief Financial Officer (201) 460-8778	At ICR, Inc.: In China: Yuening Jiang +86 10 6599 7965	At ICR, Inc.: In U.S. Bill Zima (203) 682-8233

(Financial Statements on Following Page)

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Nine Month Periods Ended September 30, 2010

	Three months ended Sept 30	Three months ended Sept 30	Nine months ended Sept 30	Nine months ended Sept 30
	2010	2009	2010	2009
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	44,577	43,901	100,909	117,190
Cost of Goods Sold	(28,578)	(24,714)	(61,742)	(67,244)
Gross Margin	15,999	19,187	39,167	49,946

Operating Expenses
Selling and administrative	(11,585)	(9,385)	(29,504)	(24,662)
Operating income	4,414	9,802	9,663	25,284

Interest Expenses	(81)	-	(159)	(241)
Other Income	467	413	1,270	424
Income before income taxes	4,800	10,215	10,774	25,467

Income taxes	(422)	(855)	(3,262)	(2,741)
Net Income	4,358	9,360	7,512	22,726

Earnings per share

-Basic	$ US0.27	$ US0.59	$ US0.46	$ US1.42

-Diluted	$ US0.27	$ US0.57	$ US0.46	$ US1.40

Weighted average number of shares

-Basic	16,159,696	15,960,247	16,159,696	15,960,247

-Diluted	16,344,162	16,311,507	16,488,938	16,197,344

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	Unaudited	Audited
	Sept 30,	December 31,
	2010	2009
	US$	US$
Assets

Current assets:

Cash and cash equivalents	19,453	25,749
Accounts receivable, net	77,367	64,173
Inventories	34,507	25,618
Prepaid expenses	9,759	9,780
Other receivables	10,596	9,732

Total current assets	151,682	135,052

Property, plant and equipment, net	26,926	26,716

Construction in progress	3,794	1,811

Land use right	6,388	5,991
Intangible asset-Goodwill	12,591	12,340
Other assets	75
Deferred tax assets	397	351

Total assets	201,853	182,261
		182,261
Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	7,686	-
Accounts payable	13,786	10,385
Notes Payable	3,228	5,009
Tax Payable	1,406	1,837
Advance from customers	5,835	3,996
Other Payable	24,432	23,453

Total current liabilities	56,373	44,680

Long TermLoan	1,610	1,643
Shareholders' equity:

Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares – 16,425,456 in 2010 and 2009	74	74
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares –none in 2010 and 2009	-	-
Additional paid-in capital	35,685	35,525
Reserves	8,011	3,906
Retained earnings	88,465	87,325
Accumulated other comprehensive income	11,291	8,764
	144,380	136,448
Less: Treasure shares at cost, common stock-206,470 in 2009 and 206,470in 2008	(510)	(510)
Total shareholders’ equity	143,870	135,938

Total liabilities and shareholders' equity	201,853	182,261

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Six Months Ended September 30, 2010(Unaudited)

	Nine months ended Sept 30	Nine months ended Sept 30
	2010	2009
Operating activities
Net income	7,512	22,726
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	2,789	2,219
Provision for Doubtful Debt	92	30
Loss/(Gain) on disposal of fixed assets	12	-
Deferred Income Tax	(38)	(4)
Stock-based compensation cost	160	307
Changes in operating assets and liabilities
Accounts receivable	(11,862)	(4,739)
Notes receivable	1,338	(1,141)
Inventories	(8,285)	9,804
Prepaid expenses	218	(13,419)
Other receivables	(2,042)	19
Accounts payable	3,158	(3,081)
Income tax	(474)	(1,638)
Advance from customers	1,740	(1,963)
Other liabilities	283	2,913
Net cash provided by/(used in) operating activities	(5,399)	12,033
Investing activities
Purchases of property, plant and equipment	(2,485)	(3,471)
Proceeds from sales of property, plant and equipment	14	-
Payment for construction in progress	(1,927)	-
Long Term Prepaid Lease	(272)	-
Investment in Beijing Jinpan Huineng Electronics Co	(29)	-
Net cash provided by (used in) investing activities	(4,699)	(3,471)
Financing activities
Increase( Decrease) in Notes payable	(1,864)	26,371
Proceeds from bank loan	7,608	4,851
Repayment of bank loan	(66)	(16,571)
Proceeds from exercise of stock options	-	147
Dividends paid	(2,308)	(1,942)
Net cash provided by/(used in) financing activities	3,370	(13,515)
Effect of exchange rate changes on cash	432	(25)
Net increase/(decrease) in cash and cash equivalents	(6,296)	21,393
Cash and cash equivalents at beginning of year	25,749	16,739
Cash and cash equivalents at end of the period	19,453	38,132

Interest paid	73	377
Income taxes paid	3,978	3,389